Filed by Cantor Equity Partners I, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Cantor Equity Partners I, Inc.

Commission File No. 001-42464

BSTR Holdings, Inc.

Date: October 6, 2025

As previously disclosed, on July 16, 2025, Cantor Equity Partners I, Inc. (“CEPO”), a Cayman Islands exempted company, and BSTR Holdings, Inc., a Delaware corporation (“Pubco”), entered into a Business Combination Agreement (the “Business Combination Agreement”) with BSTR Intermediate, a Cayman Islands exempted company (“CEPO Merger Sub”), BSTR Holdings (Cayman), a Cayman Islands exempted company (the “Seller”), BSTR Newco, LLC, a Delaware limited liability company and a wholly owned subsidiary of the Seller (“Newco”), PEMS Sub A, Inc., a Delaware corporation and a wholly owned subsidiary of CEPO (“CEPO Subsidiary A”), PEMS Sub B, Inc., a Delaware corporation and a wholly owned subsidiary of CEPO Subsidiary A (“CEPO Subsidiary B”) and PEMS Merger Sub C, Inc., a Delaware corporation and a wholly owned subsidiary of CEPO Subsidiary B.

On September 19, 2025, Sean Bill, Chief Investment Officer of Pubco, had an interview with Grant Gilliam at Imagine IF. The interview was published on YouTube on October 3, 2025. The transcript of the interview is set forth below.

TRANSCRIPT OF DISCUSSION BETWEEN GRANT GILLIAM AND SEAN BILL, PUBLISHED ON YOUTUBE, OCTOBER 3, 2025

Selected remarks from Sean Bill in the opening credits.

Sean Bill:

Bitcoin belongs in the pension funds. You know now that Bitcoin has crossed the six-figure mark we got invited back. There is a clear disconnect in the capital markets. My motto has always been that you have to think like an entrepreneur with institutional resources. We want to kind of try and take it to the next level and start to build what we’re thinking of as more like the Berkshire Hathaway of Bitcoin.

Narrator:

Round of applause for Grant Gilliam and Sean Bill.

Grant Gilliam:

Thank you. Well, good to chat with you on stage, Sean.

Sean Bill:

Yeah, it is great to be in Tennessee. Really enjoying our time here.

Grant Gilliam:

I understand you have a connection to this school.

Sean Bill:

I do. My daughter is a sophomore here studying to be a nurse so, uh, she’d be surprised to see me up here on stage.

Grant Gilliam:

Yeah, my son has gone to soccer and basketball camp here and afterwards he said ‘you know what? I know where I want to go to college, I want to go to Belmont.’

Sean Bill:

Yeah.

Grant Gilliam:

We’ll see.

Sean Bill:

It’s an amazing school. You know, I was shocked that my daughter was willing to leave California, but then we came out and we went through the nursing school here at Belmont and we were like, oh my gosh, this is next level.

Grant Gilliam:

So, our talk is on Bitcoin as super collateral, and I thought one good way to start is first, like the idea of super collateral, starts with it being recognized as such by the relevant counterparties, whether its lenders, institutions, investors, and you have a pretty interesting background. You were a hedge fund guy back in the day for quite a while, but then you spent some time at a pension fund out west and went through a pretty long process of educating them and trying to get some adoption on the institutional side. So I think it would be a good place to start, why don’t you talk about that experience.

Sean Bill:

Yeah, that was back in 2019, so a little while back. You know, I started out in the hedge fund world in 1994 at the Chicago Board of Trade when it was open outcry so, you know, it’d be like, I’ll will sell you five hundred and a quarter and now we are doing everything digitally, so it’s been kind of really interesting to watch, you know, this evolution in the market.

In 2016, I stumbled into the Bitcoin ecosystem. In 2014, I heard friends talking about it, you know, thought it was interesting. By 2016, you know, it had some, it had that price went to 1,200, 1,100 and that got my attention. And I was like, jeez, okey, there was something happening here, and so I started dedicating time to it, started buying Bitcoin myself in the 450 area. And then by 2018, 2019, I had been sitting as a pension CIO for over five years at that point. And I was like, jeez, you know, Bitcoin belongs in the pension funds and it’s uncorrelated, it has high volatility, it has a very fat skew on the right side of the bell curve, which is what you want as an investor.

And so I start thinking about how to position it with the pensions in California, and the first couple times I brought it up, people they look at you like you have three heads. They are like what is this guy talking about? Why is he pushing Bitcoin to a pension? the most conservative pools of capital in the world.

And the way I framed it for him was that I thought, if we could get 1 to 3% allocation, let’s say we end up in the middle at two, Bitcoin at that time was 7,000 dollars, you could look at Metcalfe’s law and you could make a very strong case for why Bitcoin should be at 200, 250,000 just based on the network effect.

So we kind of wrote that up and submitted that to the pensions, and that was summarily rejected. That kind of started the quest and it took about 18 months to get it through, but eventually we were able to add 45 basis point allocation to the pension. That was 17,000 roughly. So then, you know, that definitely kind of was, you know, pretty innovative thing at that time within the pension world.

Grant Gilliam:

One of the first funds.

Sean Bill:

I believe it was the first pension fund to actually own Bitcoin and have a custodian over at Fidelity Digital Assets in actual Bitcoin.

There are other pensions, I think Houston Firefighters, that came in the next year and bought a bigger slug of Bitcoin than we did and we made a very courageous bet that, I think that’s worked out extremely well for them. The Fairfax pensions were in there very early as well. So, you know, there’s a few of them that are in there.

That, when we got that in, the following year, I was invited out to the State Association of California Retirement Systems because they were all curious how did we get this through? How did we do this? Could you explain it please? So we did, and when we did that, we had maybe 100 people that showed up for that presentation.

You got to remember that most of these folks are retired folks that are representing the pensions, and the beneficiaries. They’re just not comfortable with the idea of digital assets.

And it was interesting because now that Bitcoin had passed the six-figure mark, we got invited back in May of this year, 2025.

Then I’d say we had pretty much everybody at that State Association of California Retirement Systems conference. Everybody, pretty much, was in that room. It was standing room only. 650 people. They were interested. What is going on? How did you guys do this? This worked out really well.

We had sovereign wealth funds from the Middle East that were flying me out there that wanted to look at this back in 2020. You had the Dutch pensions that wanted us out there to go explain how we did it, because we were kind of the Silicon Valley pension.

My motto has always been you gotta think like an entrepreneur with institutional resources and that’s how we managed those pensions. That’s how we stayed in the top decile. That’s how we were a top performing pension for a decade. We did a 10.66 net IRR after all expenses and fees.

Grant Gilliam:

So back then, several years ago in your words, some of these groups taking courageous bets now, earlier this year, you’re seeing a lot of interest from the institutions. So certainly there has been a sea change. Maybe it takes a bit less courage today than it used to. We all know the Bitcoin ETFs launched earlier last year played a big role. Even the names of such as Blackrock recommending allocation, sort of in the same zip code of where you landed, as the pension funds.

Sean Bill:

Yes. That was a huge help. Having Blackrock come out in November 2024 with an official recommendation that multi-strategy portfolios should include a 2% allocation of Bitcoin provides a lot of air cover for these fiduciaries on these pensions, endowments, foundations, etc. Because nobody gets fired for buying Blackrock, its like IBM. We already have Blackrock in our portfolio, the manager has been due diligenced. It’s easy to add a ETF that Blackrock has sponsored. So I’d say the combination of the Blackrock ETF with Trump coming into office has completely opened up the doors for institutional investors to now look at this seriously.

Grant Gilliam:

Yep. So where do you think we stand today, I mean, there’s increased interest, but I wouldn’t go so far as to say that Bitcoin is being recognized, you know, quote, as super collateral yet to a wide degree. But where do you think we stand? and how do you think that evolves over time or are there certain catalysts that you expect to be drivers of that?

Sean Bill:

Yes. I think that it is really kind of helpful to have a mental model of how a capital market evolves and develops. And so if you think about high yield markets, that is a good analogy because it was an asset class that came out of nowhere.

Braddock Hickman wrote the first studies on it in 1955. Michael Milken and Drexel kind of really popularized these idea of, you know, in the 70’s. It took 20 years really to go from an idea, that this market was mispriced to actually having a capital market that started to try advantage of that mispricing.

So I think with Bitcoin, if you think about Bitcoin as an asset right now, which I think is a good way to think of it from where we are today, we do think that, you know, think of Bitcoin as digital gold, it vastly understates the potential of Bitcoin long-term.

But where are we right now, we’re kind of proving out the store value, right? Eventually, we hope it becomes a monetary asset, so I kind of feel like there is a two stage process here in developing a yield curve for Bitcoin.

First stage is, we have to look at it from an asset perspective and right now you do have borrowers and lenders that are making markets call it one year shorter Bitcoin loans, right?

There’s some of them here in the room like Debifi and Unchained and different folks.

Now, over time, you would expect that if Bitcoin is able to evolve into a currency that it would eventually have its own yield curve that would be similar to a dollar curve or a JGB curve or a boomed curve or what have you. But that’ll take, that will be a second iteration. That’ll be further down the road, that’ll take time to evolve.

Right now, you know, there are folks here from the TradFi world and there were some questions at the custody and treasury summit about repo markets and the ability to lend Bitcoin and borrow Bitcoin and I think, you know, those questions weren’t even being asked five years ago.

So now people are asking the questions, how do we develop a repo market? We did our deals with Cantor and what have you, and you know they are trying to work on this, they are a very big player in the treasury market, they are trying figure out how to sort out a repo market for Bitcoin.

Grant Gilliam:

Yeah. I think, you know, there’s going to be greater acceptance that comes with further education, further adoption, partially driven by price, when people get more interested.

Sean Bill:

Yes.

Grant Gilliam:

In the interim, there can be tools that, well, there’s lots of solutions, to help bridge us from here to there. It’s education, but its also building tools, building technologies, introducing interesting financing structures.

We’ve seen on the Ten31 side interesting ideas around fusing Bitcoin with other forms of collateral. Like, we all, as believers in Bitcoin, view Bitcoin as super collateral, but we also recognize that people outside of this ecosystem still see the volatility, which is undoubtable, and some problems that arise from that. So we have seen with a company called Battery where they fuse Bitcoin with traditional assets and have collateral package that can offer superior characteristics for borrowers in that regard, but that’s another way that we might see.

Sean Bill:

Yeah, I would definitely what Andrew Hohns and the fellows at Battery are working on is very revolutionary stuff. They’re really at the tip of the spear on this stuff. So if you think of Bitcoin as an asset and fusing it into a more traditional asset, you would think that would reduce your financing cost, right? If you look at Bitcoin, it’s as a limited supply of 21 million units, you know, there are no liabilities associated with Bitcoin.

Compare that to say a treasury bill, which has 37 trillion dollars of liabilities associated with it not including our social security liabilities, not including our Medicare liabilities, not including all the other liabilities that we have accrued. Or if you look at, you know, Euro debt or Japanese debt, you know, similar arguments can be made.

So if you say that Bitcoin, as an asset, where should it trade? it should trade inside of a treasury bond or JGB, from a pure credit perspective.

Now if you fuse Bitcoin which has been compounded at 65% for the last 10 years, then let’s just say, for argument’s sake, cut it in half and say the next 10 years are may be 30%, right? If you fuse Bitcoin to a real estate loan, you would expect that that real estate loan should have a lower financing cost. So the work that the Battery folks are doing, I think, is really kind of revolutionary stuff that is really going to try to push the ball forward.

I think we will see this spread into other types of assets over time, it could be into all kind of structured products: auto loans, could be into credit card receivables, you know, all kinds of different areas.

This is where it is really interesting for folks in the audience. There are open source tools that you can take advantage of to try and get into this space. So Blockstream, you know, is probably the first Bitcoin treasury company that’s still operational today. It was founded in 2014, has always run on Bitcoin standard, a Bitcoin treasury.

We at Blockstream, we make layer two technology that’s open source, right? it is called Liquid, go check it out, there’s four billion dollars of total value locked on that. That’s real world assets like small business loans out of Mexico to hash rate that is being tokenized, and everything else in between that you can think of.

We have this software called, the asset management platform, that will help you created a walled garden. Again, you can go access this stuff for free and build.

So I think for people in the audience, it’s a super interesting time for them because, you know, it’s like being in the 1970’s in high yield, it’s early, nobody’s there. You have very little competition. If you can figure out how to finance the future on Bitcoin, the tools are there for you. You just have to dedicate your time and energy to solving those problems.

Grant Gilliam:

So from a builder’s, or investor’s, perspective where do you see inefficiencies? I mean, you mention yield curve for example. Establishing a yield curve on Bitcoin over time, but, are there other areas that jump out to you in capital markets or lending where you would say there’s significant inefficiencies today.

You sort of see the future on where it’s going, and if you’re a builder, you’re an investor, where would you be most excited to focus your time?

Sean Bill:

Yeah, so I think that there is a clear disconnect in the capital markets. If you look at Bitcoin as being this, you know, unbreakable asset that should be treading inside a treasury bill and yet you can go right along with an asset, with Bitcoin as collateral and earn double digit, low double digit yields – that’s a super inefficiency.

And so you want to pile more capital into that market. I think we just released a new program language at Blockstream called Simplicity. Simplicity is 13 lines of code that are meant to basically help you develop smart contracts on layer two technology and of course Bitcoin is regulated under the CTFC, so you don’t run into the problems that you run into with the EVMs and try to build on Ethereum, where you may be question as a security and have another issue. So I think, if I were a builder, I would be focused, I would be hyper focused on tokenization of assets, I’d be hyper focused on trying to build up capital markets. I would be hyper focused on how we get Lightning working more efficiently.

There’s way to dedicate capital into nodes, and that’s something we will be looking at.

So I wear two hats, I am also the Chief Investment Officer of the Bitcoin Standard Treasury Company. So if you think of our Blockstream is our infrastructure service provider of technology software to the ecosystem, then that’s kind of building out that infrastructure that you need to build on.

We have the Bitcoin Standard Treasury Company that’s basically going to be a catalyst to try to fuel and push assets into the ecosystem.

So I think that, for folks that are interested in this space, there is a lot of opportunity. You are at the very beginning here. I used to get this question in pensions, are we too late? It is like 7,000 bucks. You were in there at 400. I’m like, well, look, it’s going to a million, right?

I mean, you are not too late and we love to show that graph that micro strategy made so popular with the little orange dot on the capital markets graph where Bitcoin is a two trillion dollar market cap right now. If you look at the rest of the assets out there, there are 900 trillion plus of assets.

That’s your playing field for entrepreneurs in the room that are thinking about, how do I carve out my niche? Well you have a 900 trillion dollar market that you can tokenize, right? So I think there is just a huge amount of opportunity for these folks. It’s like being in the Internet in 1994, or mobile when the iPhone came out in, whatever, 07’ or whatever it was. You know, it’s early.

Grant Gilliam:

So let’s talk Bitcoin treasury companies just a little bit because as you mention Blockstream has had Bitcoin in its treasury since 2014, and now you’ve got BSTR.

Blockstream, as you mentioned, has been building businesses and tech and doing open source contributions for quite a while, so it’s not just a Bitcoin treasury company that’s holding Bitcoin, but it’s building things.

Sean Bill:

That’s right.

Grant Gilliam:

And also leveraging. I mean, I’d be interested to hear how you guys think about your Bitcoin treasury? How do you use it as collateral to build your business?

Sean Bill:

Yes, so Adam Back and I co-founded the Bitcoin Standard Treasury Company to basically try to be a catalyst for the ecosystem. Try to really help propel these markets forward because we noticed there is a gap in the capital that’s pushing in, right?

And so we announced in July that when we were forming the Bitcoin Standard Treasury Company that it would be an actively managed treasury. So if you think about what existed before that in July, micro strategies and other treasuries are static, right? They issue fiat bonds or issue preferred equity and they buy Bitcoin and they capture that increase in Bitcoin, which is a tremendous trade, right? and it was a revolutionary concept that those guys have brought in there.

And I do think that you are going to see this, the work that Sailor has done in creating the Bitcoin treasuries will spread into a lot of other corporate treasuries over time.

It would be surprising to me that if in seven to ten years if we do not have most corporate treasuries owning Bitcoin on their balance sheet.

But, you know, there are one 180 Bitcoin treasuries. There are, I think, may be four or five that matter. The rest of them are sort of also rans.

Our idea is that, you know, there will be just a handful of winners in this space. We want to make sure that we are one of them. We raise five and a half billion dollars approximately in about 36 days. So we went from back of napkin to wrapping up our fund raise in 36 days and what was important to us was, when we went to Wall Street, we did not want to just come in and issue convertible notes and preferreds, and then go buy Bitcoin, right?

We wanted to kind of try and take it to the next level and start to build what we are thinking of as more like the Berkshire Hathaway of Bitcoin. An actively managed treasury, a fortress balance sheet, that is going to be catalyst in the ecosystem.

So when we went out we told Cantor we want to do the first Bitcoin denominated equity pipe that has ever been done in the United States. And we got it done. There was a lot of resistance, it was like, you know, we haven’t done this before, we don’t have this all mocked up. Like, we can do it, let’s do it. Let’s do like the first Bitcoin denominated equity pipe for investors. And we got 5,000 Bitcoin that came in on that. So, you know, that was, I think, really important to us, to kind of flip the script on Wall Street and say ok if you want our business and you want our underwriting fees, you have to do this as well. So we kind of bundled it.

Now, we are looking at our next piece as trying to do a Bitcoin denominated convertible note, so the first debt instrument in the United States. And again, these are things that are happening in Europe. Hat tip to the ALT BG, to the H100 in Sweden. These folks are doing it over there. And we’re like, it’s important to bring it to the United States and open up these markets. And so that’s been our big mission.

I’d say that the other big differentiator between us and the other treasuries is that, rather than just sitting on the Bitcoin and holding it at Coinbase, we have our own ideas about custody and we talked about that yesterday.

The treasury balance that we are managing, we have been developing yield strategies. We have been looking into this for the last, I’d say, nine months. We’ve got this laid out. We have the strategies in place, whether it’s writing covered calls, whether it’s funding lightning nodes, whether it is insurance plays, all kinds of different strategies.

We have alpha strategies that are already lined up which are to try and improve the capital market side of the Bitcoin ecosystem.

So, you know, if you look at Daribit, which has 85% market share in options, you would think the options curve would have a smooth smile, and it should have a smooth smile if you’ve read your Sheldon Nateberg option pricing and volatility models, the curve should be smooth. But it’s not, right? It’s all kinked and funky and what have you. There are all sorts of arbitrage opportunities there. So we want to push capital in there to make that curve smooth eventually. And that eventually puts us out a job, in terms of, as we make these markets more efficient, there is less for us to do in the alpha space, but we think that will take years to get to our goals there.

But there’s great opportunities in high frequency trading to make these markets more liquid, to make them deeper. The options markets, the inter exchange arbitrage, the basis trading. Basis trading is just a financing cost, right? for spot versus futures. You would think that it would be finance, that it would all are about equal rate to all the exchanges. It doesn’t. Theres a lot of variability and a lot of variance and that comes from the credit quality of the different exchanges that you’re financing these trades on. So lots of interesting avenues to go on.

Then we want to look at, once we get that built out, once we are pushing the capital into those markets, our next step will be to look at really going into building out wholly owned subsidiaries, taking that Berkshire Hathaway model.

Grant Gilliam:

Yeah, I think another absolute truth about Bitcoin is that no matter when you got in, everyone probably felt like they were too late. Then once you get in, you realize that actually it is very early and so what does that mean for builders or entrepreneurs or investors, is that when you’re early there is lots of opportunity out there still to go for.

Sean Bill:

Yes and I think it is really important to remember that, at 16 years old, as a teenager, you know, for people that have in the room they’re much more interested in Bitcoin, it may seem like it’s been around for awhile. You know a lot of people here probably feel like they’ve been toiling at this for a long time. But when you step out of these rooms and you are out there talking to sovereign wealths and pensions and stuff, they’re not, they still haven’t got off zero, right? They’re still trying to figure out what is going on. So that creates a huge opportunity. I think that for young people and for older people that have experience with TradFi, team up, because that’s where you get these huge synergies where you can unlock these opportunities.

Grant Gilliam:

What has been the biggest surprise for you as you’ve transitioned now full time in this space?

Sean Bill:

Well, I will say my wife is like you want to leave your hedge fund, its ten minutes from the house, you’re making a great living, you’re doing credit. You got it all wired in. I used to ride my bike to work which I really loved. She is like are you sure you want to go into something entrepreneurial like this where you are going to be griding? I was like, you know, I have invested in about 40 different start ups over the years on the silicon valley and got a couple unicorns in there and I have watched from the outside and so I pinched myself everyday that I am working with Adam and our team, Michael and the fellows here. It is kind of not something I would have guessed that would have been happening 3 years ago.

But, for me, every time I hang up the phone with these fellows, you have Christian Decker, you got Adam Back, you got all these different fellows. You got all these brilliant operators within in Blockstream, within Bitcoin Standard Treasury Company. For me, every time I hang up the phone it’s an interesting conversation. And that is kind of what it’s about for me.

I can go follow my playbook for credit and I know how to be, I won 2022, 2023 multistrat credit hedge fund of the year back to back, right? You follow your playbook, you know how to win.

Here, we are in unchartered territory. We are in the jungle with a machete hacking our path and that to me is super interesting and super inspiring.

Grant Gilliam:

Well I think Bitcoin is unequivocally super collateral. It is going to take a lot of effort for more people and more institutions to recognize that but super exciting times ahead. So, I appreciate the discussion and thanks for talking.

Sean Bill:

Thanks for having me. Thank you

[Applause]

Additional Information and Where to Find It

BSTR Holdings, Inc. (“Pubco”) and BSTR Newco, LLC (“Newco”) intend to file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (as may be amended, the “Registration Statement”), which will include a preliminary proxy statement of CEPO and a prospectus (the “Proxy Statement/Prospectus”) in connection with the business combination (the “Business Combination”), pursuant to the Business Combination Agreement, dated July 16, 2025, among Pubco, CEPO, Newco and the other parties named therein (the “Business Combination Agreement”), the concurrent private placement of Pubco’s 1.00% convertible senior secured notes (the “Convertible Notes” and such private placement, together with the options to investors to purchase additional Convertible Notes and the option to purchase Pubco’s 7.00% perpetual convertible preferred stock (the “Preferred Stock”), collectively, the “Convertible Notes Private Placement,”), the concurrent private placement of the Preferred Stock (the “Preferred Stock Private Placement”), the concurrent private placement of class A common membership interests of Newco (the “Newco Class A Interests” and such private placement, the “Newco Private Placement”), the private placement of CEPO’s Class A ordinary shares (the “CEPO Class A Ordinary Shares” and such private placement, the “CEPO Equity PIPE” and, together with the Convertible Notes Private Placement, the Preferred Stock Private Placement and the Newco Private Placement, the “Private Placement Investments”) and other transactions contemplated by the Business Combination (together with the Business Combination and the Private Placement Investments, the “Proposed Transactions”). The definitive proxy statement and other relevant documents will be mailed to shareholders of CEPO as of a record date to be established for voting on the Business Combination and other matters as will be described in the Proxy Statement/Prospectus. CEPO and/or Pubco will also file other documents regarding the Proposed Transactions with the SEC. This communication does not contain all of the information that should be considered concerning the Proposed Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SHAREHOLDERS OF CEPO AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH CEPO’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE PROPOSED TRANSACTIONS AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT CEPO, NEWCO, PUBCO AND THE PROPOSED TRANSACTIONS. Investors and security holders will also be able to obtain copies of the Registration Statement and the Proxy Statement/Prospectus and all other documents filed or that will be filed with the SEC by CEPO, Pubco and Newco, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to: Cantor Equity Partners I, Inc., 110 East 59th Street, New York, NY 10022; e-mail: CantorEquityPartners@cantor.com, or upon written request to BSTR Holdings, Inc., via email at bstr@blockstreamcapitalpartners.com, respectively.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE PROPOSED TRANSACTIONS DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR ANY RELATED PROPOSED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS COMMUNICATION. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

The Convertible Notes and shares of Preferred Stock to be issued by Pubco, the CEPO Class A Ordinary Shares to be issued by CEPO and the Newco Class A Interests to be issued by Newco, in each case, pursuant to the Private Placement Investments, as well as the non-voting units of Newco to be issued in exchange for the Newco Class A Interests at the closing of the Business Combination, pursuant to the Business Combination Agreement, have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

Participants in the Solicitation

CEPO, Pubco, Newco and their respective directors and executive officers may be deemed under SEC rules to be participants in the solicitation of proxies from CEPO’s shareholders in connection with the Business Combination. A list of the names of such directors and executive officers, and information regarding their interests in the Business Combination and their ownership of CEPO’s securities are, or will be, contained in CEPO’s filings with the SEC, including CEPO’s Annual Report on Form 10-K and Quarterly Reports on Form 10-Q. Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of CEPO’s shareholders in connection with the Proposed Transactions, including the names and interests of Newco and Pubco’s directors and executive officers, will be set forth in the Proxy Statement/Prospectus, which is expected to be filed by CEPO, Pubco and Newco with the SEC. Investors and security holders may obtain free copies of these documents as described in the preceding paragraph.

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The information contained in this communication is for informational purposes only and is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transactions and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange the securities of CEPO, Pubco or Newco, or any commodity or instrument or related derivative, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the parties and the Proposed Transactions, including, expectations, hopes, beliefs, intentions, plans, prospects, financial results, strategies and other statements relating to CEPO, Pubco, Newco and the Proposed Transactions and statements regarding the anticipated benefits and timing of the completion of the Proposed Transactions, the assets held by Newco, the price and volatility of Bitcoin, the future supply of and demand for Bitcoin, Bitcoin’s growing prominence as a digital asset and as the foundation of a new monetary system, Bitcoin’s ability to hedge inflation and economic uncertainty, Pubco’s listing on an applicable stock exchange, the economic conditions surrounding Bitcoin, Pubco’s planned business strategy including Pubco’s ability to grow its stockholders’ ownership of Bitcoin over time, generate Bitcoin yield, partner with Bitcoin technology companies and produce and provide Bitcoin-related advisory and other services, Pubco’s ability to become the preferred counterparty to finance companies, Pubco’s performance and market position, Pubco’s ability to catalyze the fusion of Bitcoin into finance and capital markets, Pubco’s position in the Bitcoin ecosystem, Pubco’s ability to access legacy Bitcoin investors, Pubco’s contemplated business strategies including with respect to the potential use of Bitcoin as collateral in insurance underwriting and mortgage products and potential covered calls and option strategies and funding lightning nodes, any projected outcomes or expectations of crypto treasury strategies or businesses, expectations of Bitcoin to perform as a superior treasury asset, Pubco’s plans and use of proceeds, objectives of management for future operations of Pubco, pro forma ownership of Pubco, Pubco’s plans and expectations with respect to any future securities, including any Bitcoin-denominated securities, the upside potential and opportunity for investors relating to participation in the Private Placement Investments or any future securities resulting from any Proposed Transactions, any pro forma values associated with any Proposed Transactions or with Pubco, any proposed transaction structures and offering terms, plans and expectations for Bitcoin adoption, value creation, investor benefits and strategic advantages, market size and growth opportunities, regulatory conditions, competitive position and the interest of other corporations in similar business strategies, technological and market trends, future financial condition and performance and expected financial impacts of the Proposed Transactions, any expected benefits, future scaling and efficiency upgrades associated with Bitcoin and any expectations, intentions, strategies, assumptions or beliefs about future events, results of operations or performance or that do not solely relate to historical or current facts. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions.

Forward-looking statements are predictions, projections and other statements about future events or conditions that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including, but not limited to: the risk that the Proposed Transactions may not be completed in a timely manner or at all, which may adversely affect the price of CEPO’s securities; the risk that the Business Combination may not be completed by CEPO’s business combination deadline; the failure by the parties to the Business Combination to satisfy the conditions to the consummation of the Business Combination, including the approval of CEPO’s shareholders, or any of the Private Placement Investments; failure to realize the anticipated benefits of the Proposed Transactions; the level of redemptions of CEPO’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of the CEPO Class A Ordinary Shares or the Class A ordinary shares of Pubco (the “Pubco Class A Stock”); the lack of a third-party fairness opinion in determining whether or not to pursue the Business Combination; the failure of Pubco to obtain or maintain the listing of its securities any stock exchange on which Pubco Class A Stock will be listed after closing of the Business Combination; costs related to the Proposed Transactions and as a result of becoming a public company; changes in business, market, financial, political and regulatory conditions; risks relating to Pubco’s anticipated operations and business, including the highly volatile nature of the price of Bitcoin; the risk that Pubco’s stock price will be highly correlated to the price of Bitcoin and the price of Bitcoin may decrease at any time after the closing of the Proposed Transactions; risks related to increased competition in the industries in which Pubco will operate; risks relating to significant legal, commercial, regulatory and technical uncertainty regarding Bitcoin; risks relating to the treatment of crypto assets for U.S. and foreign tax purposes; risks that after consummation of the Business Combination, Pubco experiences difficulties managing its growth and expanding operations; challenges in implementing Pubco’s business plan, including Bitcoin-related advisory services and other Bitcoin-related services, due to operational challenges, significant competition and regulation; being considered to be a “shell company” by any stock exchange on which Pubco Class A Stock will be listed or by the SEC, which may impact the ability to list Pubco Class A Stock and restrict reliance on certain rules or forms in connection with the offering, sale or resale of securities; the outcome of any potential legal proceedings that may be instituted against CEPO, Pubco, Newco or others following announcement of the Business Combination; and those risk factors discussed in documents of CEPO, Pubco or Newco filed, or to be filed, with the SEC.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the final prospectus of CEPO dated as of January 6, 2025 and filed by CEPO with the SEC on January 7, 2025, CEPO’s Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q on file, and to be filed, with the SEC and the Proxy Statement/Prospectus that will be filed by Pubco and Newco, and other documents filed by CEPO, Pubco and Newco from time to time with the SEC. These filings do or will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. There may be additional risks that none of CEPO, Pubco and Newco presently know or that none of CEPO, Pubco and Newco currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and none of CEPO, Pubco and Newco assume any obligation or intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. None of CEPO, Pubco and Newco give any assurance that any of CEPO, Pubco or Newco will achieve its expectations. The inclusion of any statement in this communication does not constitute an admission by CEPO, Pubco, Newco or any other person that the events or circumstances described in such statement are material.